NEWS RELEASE
FOR IMMEDIATE RELEASE
PRG-SCHULTZ ANNOUNCES EXTENSION OF EXCHANGE OFFER
ATLANTA, March 2, 2006 — PRG-Schultz International, Inc. (the “Company”) (Nasdaq: PRGX) today announced that it is extending until 10:00 a.m., New York City time, on Thursday, March 16, 2006, unless further extended, the expiration of its exchange offer (the “Exchange Offer”) to exchange up to $125.0 million principal amount of its outstanding 4.75% Convertible Subordinated Notes due 2006 (the “Notes”) for (a) up to $50.0 million in principal amount of 11.0% Senior Notes Due 2011, plus an additional principal amount equal to the aggregate accrued and unpaid interest on notes to be exchanged, (b) up to $60.0 million in principal amount of 10.0% Senior Convertible Notes Due 2011, and (c) up to $15.0 million liquidation preference of 9.0% Senior Series A Convertible Participating Preferred Stock. The Exchange Offer was initially scheduled to expire at 5:00 p.m., New York City time, on March 2, 2006.
As of March 2, 2006, U.S. Bank Corporate Trust Services, the exchange agent for the Exchange Offer, advised the Company that approximately $97.0 million, or 77.6%, of the outstanding principal amount of Notes had been validly tendered and not withdrawn.
The Exchange Offer remains subject to the terms and conditions set forth in the offering circular, dated February 1, 2006, and the corresponding letter of transmittal distributed in connection with the Exchange Offer, each as amended. Other than the extension of the expiration date of the Exchange Offer, all other terms and conditions of the Exchange Offer set forth in such offering circular and letter of transmittal, each as amended, remain in full force and effect.
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities.
About PRG-Schultz International, Inc.
Headquartered in Atlanta, PRG-Schultz International, Inc. is the world’s leading recovery audit firm, providing clients throughout the world with insightful value to optimize and expertly manage their business transactions. Using proprietary software and expert audit methodologies, PRG-Schultz industry specialists review client purchases and payment information to identify and recover overpayments.
CONTACT: PRG-Schultz International, Inc.
Peter Limeri
770-779-6464